DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

March 25, 2010

Parker Morrill
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Mexoro Minerals Ltd. Preliminary Proxy Statement on Schedule 14A Filed February 11, 2010 File No. 0-23561

Dear Mr. Morrill:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated March 12, 2010, to George Young, President of Mexoro Minerals Ltd. (the “Company”) regarding the Preliminary Proxy Statement on Schedule 14A, File No. 0-23561 (the “Proxy Statement”), filed by the Company on February 11, 2010.

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Proxy Statement, together with a copy that is marked to show the changes from the initial filing.

Reincorporation in Delaware

Staff Comment:

Rule 14a-4(a)(3) as promulgated under the Exchange Act requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Please revise your proxy statement to “unbundle” the various changes that will result from reincorporation so that each change is separately identified, discussed and voted on in the proxy statement. In particular, we note the following items in the list beginning on page four under the section heading “Comparison Shareholder Rights Before and After the Reincorporation.”

•	Classified Board

•	Shareholders’ Power to Call Special Meetings

U.S. Securities and Exchange Commission
March 25, 2010
Page Two

•	Shareholder Action by Written Consent

•	Notice of Shareholder Nominations for the Board of Directors and Other Business to be Considered at a Shareholders’ Meeting

•	Amendment of the Articles/Certificate of Incorporation

Alternatively, please provide us with a brief legal analysis as to why separation of these matters is not required under Rue 14a-4(a)(3).

Company Response:

Pursuant to the Staff Comment, we have revised the Proxy Statement to “unbundle” the various changes that will result from the reincorporation, except where such changes would result only in an amendment to the Company’s by-laws which do not require shareholder approval to effect an amendment. We have therefore included separate proposals related to the following:

•	Classified Board

•	Shareholders’ Power to Call Special Meetings

•	Shareholder Action by Written Consent

•	Amendment of the Articles/Certificate of Incorporation

Note that we have not included a separate proposal to approve the advance notice requirements because our board of directors has adopted an amendment to our by-laws to approve this provision, and pursuant to our by-laws, no shareholder approval is required to effect the amendment.

*    *    *    *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 25, 2010
Page Three

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 858.638.6728.

Sincerely,

Jeffrey C. Thacker

Enclosures

cc: George Young, President